Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF ANNUAL REPORT ON FORM 40-F

Toronto, ON – March 29, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that it has filed its 2015 annual report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”). Denison’s Form 40-F, which includes its management discussion and analysis and audited financial statements for the year ended December 31, 2015, is available on Denison’s website at www.denisonmines.com, and on the SEC’s website at www.sec.gov/edgar.shtml.

In addition, Denison has filed its Annual Information Form with Canadian regulatory authorities, which is also available on Denison’s website at www.denisonmines.com and under the Company’s profile on SEDAR at www.sedar.com.

Holders of Denison’s securities may receive a free printed copy of the Company’s most recent Form 40-F and Annual Report, including the audited financial statements, by sending an email request to info@denisonmines.com, by submitting a request online at www.denisonmines.com, or by writing to Denison Mines Corp., 1100 – 40 University Avenue, Toronto, Ontario, Canada M5J 1T1.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo